Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of March 31, 2022 and for the three-month periods ended March 31, 2022 and 2021

Legal information

Denomination: Adecoagro S.A.
Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 122,381,815 common shares (Note 21)
Outstanding Capital Stock: 109,744,637 common shares
Treasury Shares: 12,637,178 common shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the three-month periods ended March 31, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Three-months ended March 31,
	Note	2022	2021

		(unaudited)
Sales of goods and services rendered	4	206,364	174,792
Cost of goods sold and services rendered	5	(170,304)	(125,182)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	84,053	75,278
Changes in net realizable value of agricultural produce after harvest		(825)	(3,671)
Margin on manufacturing and agricultural activities before operating expenses		119,288	121,217
General and administrative expenses	6	(18,735)	(14,757)
Selling expenses	6	(24,386)	(19,316)
Other operating (loss), net	8	(13,376)	(5,784)
Profit from operations		62,791	81,360
Finance income	9	56,306	1,062
Finance costs	9	(31,646)	(51,204)
Other financial results - Net gain / (loss) of inflation effects on the monetary items	9	7,266	(2,945)
Financial results, net	9	31,926	(53,087)
Profit before income tax		94,717	28,273
Income tax (expense)	10	(29,544)	(8,938)
Profit for the period		65,173	19,335
Attributable to:
Equity holders of the parent		63,257	18,214
Non-controlling interest		1,916	1,121

Earnings per share from operations attributable to the equity holders of the parent during the period:
Basic earnings per share		0.575	0.156
Diluted earnings per share		0.573	0.156

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the three-month periods ended March 31, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Three-months ended March 31,
	2022	2021

	(unaudited)

Profit for the Period	65,173	19,335
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	104,324	(4,806)
Cash flow hedge, net of tax (Note 2)	4,727	(63)
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax	(39,704)	(10,970)
Other comprehensive income / (loss) for the period	69,347	(15,839)
Total comprehensive income for the period	134,520	3,496

Attributable to:
Equity holders of the parent	132,281	2,353
Non-controlling interest	2,239	1,143

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of March 31, 2022 and December 31, 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		March 31,	December 31,
	Note	2022	2021
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	11	1,579,592	1,422,623
Right of use assets	12	388,106	260,776
Investment property	13	32,132	32,132
Intangible assets	14	34,379	31,337
Biological assets	15	22,339	19,355
Deferred income tax assets	10	22,775	10,321
Trade and other receivables, net	17	51,086	42,231
Derivative financial instruments	16	2,472	757
Other assets		1,655	1,071
Total Non-Current Assets		2,134,536	1,820,603
Current Assets
Biological assets	15	226,936	175,823
Inventories	18	282,580	239,524
Trade and other receivables, net	17	208,661	145,849
Derivative financial instruments	16	248	828
Other assets		2	8
Cash and cash equivalents	19	142,920	199,766
Total Current Assets		861,347	761,798
TOTAL ASSETS		2,995,883	2,582,401
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	21	183,573	183,573
Share premium	21	842,969	851,060
Cumulative translation adjustment		(438,137)	(514,609)
Equity-settled compensation		17,012	16,073
Cash flow hedge		(56,205)	(60,932)
Other reserves		109,587	106,172
Treasury shares		(18,960)	(16,909)
Revaluation surplus		277,807	289,982
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		175,633	115,735
Equity attributable to equity holders of the parent		1,134,853	1,011,719
Non-controlling interest		38,350	36,111
TOTAL SHAREHOLDERS EQUITY		1,173,203	1,047,830
LIABILITIES
Non-Current Liabilities
Trade and other payables	23	354	284
Borrowings	24	759,471	705,487
Lease liabilities	25	306,335	201,718
Deferred income tax liabilities	10	310,273	265,848
Payroll and social security liabilities	26	1,361	1,243
Provisions for other liabilities	27	3,096	2,565
Total Non-Current Liabilities		1,380,890	1,177,145
Current Liabilities
Trade and other payables	23	173,471	168,746
Current income tax liabilities		2,263	1,625
Payroll and social security liabilities	26	24,805	25,051
Borrowings	24	171,407	112,164
Lease liabilities	25	57,753	45,136
Derivative financial instruments	16	4,060	1,283
Provisions for other liabilities	27	8,031	3,421
Total Current Liabilities		441,790	357,426
TOTAL LIABILITIES		1,822,680	1,534,571
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		2,995,883	2,582,401

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the three-month periods ended March 31, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2021	183,573	902,815	(555,044)	14,795	(90,689)	83,406	(7,630)	343,570	41,574	8,671	925,041	38,683	963,724
Loss for the period	—	—	—	—	—	—	—	—	—	18,214	18,214	1,121	19,335
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(13,957)	—	—	—	—	7,889	—	—	(6,068)	1,262	(4,806)
Cash flow hedge (*)	—	—	—	—	(63)	—	—	—	—	—	(63)	—	(63)
Revaluation of surplus (**)	—	—	—	—	—	—	—	(9,730)	—	—	(9,730)	(1,240)	(10,970)
Other comprehensive income for the period	—	—	(13,957)	—	(63)	—	—	(1,841)	—	—	(15,861)	22	(15,839)
Total comprehensive income for the period	—	—	(13,957)	—	(63)	—	—	(1,841)	—	18,214	2,353	1,143	3,496

Reserves for the benefit of government grants (1)	—	—	—	—	—	4,424	—	—	—	(4,424)	—	—	—
- Restricted shares and restricted units (Note 21):
Value of employee services	—	—	—	986	—	—	—	—	—	—	986	—	986
-Purchase of own shares (Note 21)	—	(7,685)	—	—	—	—	(1,791)	—	—	—	(9,476)	—	(9,476)
Balance at March 31, 2021 (unaudited)	183,573	895,130	(569,001)	15,781	(90,752)	87,830	(9,421)	341,729	41,574	22,461	918,904	39,826	958,730
(*) Net of 684 of Income tax.
(**) Net of (2,804) of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business).
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the three-month periods ended March 31, 2022 and 2021 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2022	183,573	851,060	(514,609)	16,073	(60,932)	106,172	(16,909)	289,982	41,574	115,735	1,011,719	36,111	1,047,830
Profit for the period	—	—	—	—	—		—	—	—	63,257	63,257	1,916	65,173
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	76,472	—	—	—	—	25,170	—	—	101,642	2,682	104,324
Cash flow hedge (*)	—	—	—	—	4,727	—	—	—	—	—	4,727	—	4,727
- Items that will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(37,345)	—	—	(37,345)	(2,359)	(39,704)
Other comprehensive income for the period	—	—	76,472	—	4,727	—	—	(12,175)	—	—	69,024	323	69,347
Total comprehensive income for the period	—	—	76,472	—	4,727	—	—	(12,175)	—	63,257	132,281	2,239	134,520

- Reserves for the benefit of government grants (1)	—	—	—	—	—	3,359	—	—	—	(3,359)	—	—	—
- Employee share options (Note 21):
Exercised	—	394	—	(125)	—	—	71	—	—	—	340	—	340
- Restricted shares and restricted units (Note 22):
Value of employee services	—	—	—	1,152	—	—	—	—	—	—	1,152	—	1,152
Vested	—	69	—	(88)	—	19	—	—	—	—	—	—	—
Forfeited	—	—	—	—	—	39	(39)	—	—	—	—	—	—
Granted	—	—	—	—	—	(2)	2	—	—	—	—	—	—
- Purchase of own shares (Note 21)	—	(8,554)	—	—	—	—	(2,085)	—	—	—	(10,639)	—	(10,639)
Balance at March 31, 2022 (unaudited)	183,573	842,969	(438,137)	17,012	(56,205)	109,587	(18,960)	277,807	41,574	175,633	1,134,853	38,350	1,173,203

(*) Net of 2,446 of Income tax.
(**) Net of 21,784 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the three-month periods ended March 31, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2022	March 31, 2021
		(unaudited)
Cash flows from operating activities:
Profit for the period		65,173	19,335
Adjustments for:
Income tax expense	10	29,544	8,938
Depreciation of property, plant and equipment	11	20,683	26,906
Amortization of intangible assets	14	461	355
Depreciation of right of use assets	12	7,083	10,564
Loss / (gain) from disposal of other property items	8	63	(234)
Net loss from the Fair value adjustment of Investment properties	13	2,378	817
Equity settled share-based compensation granted	7	1,614	1,386
Loss from derivative financial instruments	8, 9	10,721	9,625
Interest, finance cost related to lease liabilities and other financial expense, net	9	21,196	17,703
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(74,682)	(44,873)
Changes in net realizable value of agricultural produce after harvest (unrealized)		10,654	2,403
Provision and allowances		439	495
Net (gain) / loss of inflation effects on the monetary items	9	(7,266)	2,945
Foreign exchange (gains)/losses, net	9	(54,184)	20,840
Cash flow hedge – transfer from equity	9	8,594	10,560
Subtotal		42,471	87,765
Changes in operating assets and liabilities:
Increase in trade and other receivables		(58,855)	(49,950)
Increase in inventories		(26,316)	(48,958)
Decrease in biological assets		48,659	38,030
(Increase) / decrease in other assets		(477)	4
(Increase) in derivative financial instruments		(3,211)	(20,456)
Decrease in trade and other payables		(22,378)	(28,316)
Decrease in payroll and social security liabilities		(2,195)	(850)
(Decrease) in provisions for other liabilities		(244)	(34)
Net cash generated from operating activities before taxes paid		(22,546)	(22,765)
Income tax paid		(202)	(118)
Net cash generated from operating activities	(a)	(22,748)	(22,883)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the three-month periods ended March 31, 2022 and 2021 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2022	March 31, 2021
		(unaudited)
Cash flows from investing activities:
Purchases of property, plant and equipment	11	(74,353)	(57,022)
Purchases of cattle and non current biological assets		(3,974)	(2,284)
Purchases of intangible assets	14	(569)	(598)
Interest received and others		498	601
Proceeds from sale of property, plant and equipment		350	708
Net cash used in investing activities	(b)	(78,048)	(58,595)

Cash flows from financing activities:
Proceeds from long-term borrowings		21,324	—
Payments of long-term borrowings		(3,090)	(2,408)
Proceeds from short-term borrowings		68,508	78,920
Payment of short-term borrowings		(3,773)	(78,830)
Proceeds of derivatives financial instruments		—	288
Lease payments		(17,171)	(11,663)
Interest paid	(c)	(13,557)	(17,181)
Purchase of own shares		(10,639)	(9,475)
Dividends paid to non-controlling interest		—	(12)
Net cash used in financing activities	(d)	41,602	(40,361)
Net decrease in cash and cash equivalents		(59,194)	(121,839)
Cash and cash equivalents at beginning of period	19	199,766	336,282
Effect of exchange rate changes and inflation on cash and cash equivalents	(e)	2,348	(5,859)
Cash and cash equivalents at end of period	19	142,920	208,584

(a) Includes (4,299) and (11,805) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2022 and 2021, respectively.
(b) Includes (418) and (315) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2022 and 2021, respectively.
(c) Includes (16) and 124 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2022 and 2021, respectively.
(d) Includes 4,602 and 12,051 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2022 and 2021, respectively.
(e) Includes 115 and 69 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2022 and 2021, respectively.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on May 10, 2022.

2.    Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 2 to the annual financial statements. There have been no significant changes to the Group's exposure and risk management principles and processes since December 31, 2021 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the three month period ended March 31, 2022. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

In Argentina, past economic events forced the government to impose certain restrictions in the exchange markets, such as:

–Dividends payments to non residents.
–Set specific deadlines to enter and settle exports
–Prior authorization of the BCRA for the formation of external assets for companies
–Prior authorization of the BCRA for the payment of debts related to companies abroad
–Deferral of payment of certain public debt instruments.
–Fuel price control
–Some restrictions to exports

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at March 31, 2022. All amounts are shown in US dollars.

	March 31, 2022
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(66,608)	—	—	—	(66,608)
Brazilian Reais	—	(558,609)	—	—	(558,609)
US Dollar	(285,759)	(325,183)	26,160	43,664	(541,118)
Uruguayan Peso	—	—	(96)	—	(96)
Total	(352,367)	(883,792)	26,064	43,664	(1,166,431)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended March 31, 2022 would have decreased the Group’s Profit before income tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement.

A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	March 31, 2022
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
US Dollar	(28,576)	(32,518)	2,616	4,389	(54,089)
(Decrease) or increase in Profit before income tax	(28,576)	(32,518)	2,616	4,389	(54,089)

Hedge Accounting - Cash flow hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Group expects that the cash flows will occur and affect profit or loss between 2022 and 2024.

For the period ended March 31, 2022, a loss before income tax of US$ 1,472 was recognized in other comprehensive income and a gain of US$ 8,645 was reclassified from equity to profit or loss within “Financial results, net”.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at March 31, 2022 (all amounts are shown in US dollars):

	March 31, 2022
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	40,668	—	—	—	40,668
Brazilian Reais	—	8,726	—	—	8,726
US Dollar	119,043	369,690	19,324	143,656	651,713
Subtotal Fixed-rate borrowings	159,711	378,416	19,324	143,656	701,107
Variable rate:
Brazilian Reais	—	208,334	—	—	208,334
US Dollar	20,346	1,091	—	—	21,437
Subtotal Variable-rate borrowings	20,346	209,425	—	—	229,771
Total borrowings as per analysis	180,057	587,841	19,324	143,656	930,878

At March 31, 2022, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:

	March 31, 2022
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
Variable rate:
Brazilian Reais	—	(2,083)	(2,083)
US Dollar	(203)	(11)	(214)
Decrease in profit before income tax	(203)	(2,094)	(2,297)

•Credit risk

As of March 31, 2022, four banks accounted for more than 81% of the total cash deposited (Credit Suisse, J.P. Morgan, FCI Option Securities and Banco Itaú).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of March 31, 2022:

▪    Futures / Options

	March 31, 2022
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	(16)	(3,329)	221	221
Soybean	38	13,241	(1,703)	(1,264)
Wheat	7	1,950	(74)	(74)
Sugar	116	47,487	(1,969)	(2,821)
Options:
Buy put
Sugar	10	193	(314)	(319)
Total	155	59,542	(3,839)	(4,257)

(*) Included in line "Gain / (Loss) from commodity derivative financial instruments" Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪Other derivative financial instruments

As of March 31, 2022, the Group has foreign currency agreements.

During the period ended on March 31, 2022, the Group entered into several currency forward contracts in order to hedge the fluctuation of the U.S. Dollar against Euro for a total notional amount of US$ 0.9 millions. The currency forward contracts maturity date is August 2022. The outstanding contracts resulted in the recognition of a gain amounting to US$ 0.03 million in 2022.

Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

3.    Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

▪    The Group’s ‘Crops’ Segment consists of planting, harvesting, sale and processing grains, oilseeds and fibers (including wheat, corn, soybeans, cotton, sunflowers and peanuts, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪    The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing rice;

▪    The Group’s ‘Dairy’ Segment consists of producing, processing and marketing raw milk and industrialized products, including UHT, cheese and powder milk among others;;

▪    The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be significance Coffee and Cattle.

•The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

Certain other activities of a holding function nature not allocable to the segments are disclosed ‘Corporate’ segment.

Total segment assets and liabilities are measured in a manner consistent with that of the consolidated financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

Effective July 1, 2018, the Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) to its operations in Argentina. IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in the general price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation accounting”). In order to determine whether an economy is classified as hyperinflationary, IAS 29 sets forth a series of factors to be considered, including whether the amount of cumulative inflation nears or exceeds a threshold of 100%. Accordingly, Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 from July 1, 2018.

According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income should be expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, the Group’s reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”.

The re-measurement and translation processes are applied on a monthly basis until year-end. Due to this process, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

Following the adoption of IAS 29 to the Argentine operations of the Group, management revised the information reviewed by the CODM. Accordingly, as from July 1, 2018, (commencement of hyper-inflation accounting in Argentina), the information provided to the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes as follows. The segment results of the Argentinean operations for each reporting period were adjusted for inflation and translated into the Group’s reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 procedures outlined above. From January 1, 2018 through June 30, 2018, the Group’s segment results were still based on the IFRS measurement principles adopted until June 30, 2018.

In order to evaluate the economic performance of businesses on a monthly basis, results of operations in Argentina are based on monthly data that have been adjusted for inflation and converted into the average exchange rate of the U.S. Dollar each month. These already converted figures are subsequently not readjusted and reconverted as described above under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the company uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

The Group’s CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

The following tables show a reconciliation of each reportable segment for the three-month period ended March 31, 2022 and 2021, as per the information reviewed by the CODM and the reportable segment measured in accordance with IAS 29 and IAS 21 as per the consolidated financial statements.

	March 31, 2022
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	39,431	305	39,736	33,669	171	33,840	54,805	473	55,278
Cost of goods and services rendered	(33,854)	(258)	(34,112)	(29,634)	(225)	(29,859)	(48,434)	(341)	(48,775)
Initial recognition and changes in fair value of biological assets and agricultural produce	29,362	154	29,516	10,303	55	10,358	6,253	(18)	6,235
Gain from changes in net realizable value of agricultural produce after harvest	(195)	69	(126)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	34,744	270	35,014	14,338	1	14,339	12,624	114	12,738
General and administrative expenses	(3,413)	(58)	(3,471)	(2,488)	(39)	(2,527)	(1,623)	(27)	(1,650)
Selling expenses	(6,014)	(64)	(6,078)	(5,582)	(45)	(5,627)	(6,166)	(118)	(6,284)
Other operating income, net	(8,637)	(258)	(8,895)	(152)	(3)	(155)	(117)	4	(113)
Profit from Operations Before Financing and Taxation	16,680	(110)	16,570	6,116	(86)	6,030	4,718	(27)	4,691

Depreciation of Property, plant and equipment and amortization of Intangible assets	(1,810)	(32)	(1,842)	(2,134)	(38)	(2,172)	(2,281)	(40)	(2,321)

	March 31, 2022
	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	442	12	454	—	—	—	205,403	961	206,364
Cost of goods and services rendered	(252)	(9)	(261)	—	—	—	(169,471)	(833)	(170,304)
Initial recognition and changes in fair value of biological assets and agricultural produce	514	(8)	506	—	—	—	83,870	183	84,053
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	(894)	69	(825)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	704	(5)	699	—	—	—	118,908	380	119,288
General and administrative expenses	(55)	(1)	(56)	(6,681)	(53)	(6,734)	(18,557)	(178)	(18,735)
Selling expenses	(23)	(1)	(24)	(89)	—	(89)	(24,158)	(228)	(24,386)
Other operating income, net	(2,360)	(26)	(2,386)	201	6	207	(13,099)	(277)	(13,376)
Profit from Operations Before Financing and Taxation	(1,734)	(33)	(1,767)	(6,569)	(47)	(6,616)	63,094	(303)	62,791

Depreciation of Property, plant and equipment and amortization of Intangible assets	(56)	(1)	(57)	(189)	(9)	(198)	(21,024)	(120)	(21,144)
Net loss from Fair value adjustment of Investment property	(2,353)	(25)	(2,378)	—	—	—	(2,353)	(25)	(2,378)

Sugar, Ethanol and Energy and Land Transformation segments have not been reconciled due to the lack of differences.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

	March 31, 2021
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	31,578	67	31,645	27,422	28	27,450	36,164	50	36,214
Cost of goods and services rendered	(24,588)	(55)	(24,643)	(22,121)	(20)	(22,141)	(30,767)	37	(30,730)
Initial recognition and changes in fair value of biological assets and agricultural produce	17,842	238	18,080	26,649	75	26,724	2,680	2	2,682
Gain from changes in net realizable value of agricultural produce after harvest	(2,481)	(11)	(2,492)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	22,351	239	22,590	31,950	83	32,033	8,077	89	8,166
General and administrative expenses	(1,892)	(6)	(1,898)	(1,969)	(8)	(1,977)	(1,287)	(5)	(1,292)
Selling expenses	(3,395)	(5)	(3,400)	(3,610)	5	(3,605)	(3,718)	(87)	(3,805)
Other operating income, net	(595)	(2)	(597)	162	2	164	(88)	—	(88)
Profit from Operations Before Financing and Taxation	16,469	226	16,695	26,533	82	26,615	2,984	(3)	2,981

Depreciation of Property, plant and equipment and amortization of Intangible assets	(1,444)	(8)	(1,452)	(1,804)	(10)	(1,814)	(1,745)	(8)	(1,753)

	March 31, 2021
	All other segments			Land transformation			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	401	1	402	—	—	—	—	—	—	174,646	146	174,792
Cost of goods and services rendered	(261)	(1)	(262)	—	—	—	—	—	—	(125,143)	(39)	(125,182)
Initial recognition and changes in fair value of biological assets and agricultural produce	43	—	43	—	—	—	—	—	—	74,963	315	75,278
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	—	—	—	(3,660)	(11)	(3,671)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	183	—	183	—	—	—	—	—	—	120,806	411	121,217
General and administrative expenses	(78)	—	(78)	—	—	—	(5,169)	(30)	(5,199)	(14,708)	(49)	(14,757)
Selling expenses	(31)	—	(31)	—	—	—	(51)	—	(51)	(19,229)	(87)	(19,316)
Other operating income, net	(932)	6	(926)	5,126	—	5,126	(63)	(2)	(65)	(5,788)	4	(5,784)
Profit from Operations Before Financing and Taxation	(858)	6	(852)	5,126	—	5,126	(5,283)	(32)	(5,315)	81,081	279	81,360

Depreciation of Property, plant and equipment and amortization of Intangible assets	(80)	—	(80)	—	—	—	(118)	—	(118)	(27,235)	(26)	(27,261)
Net gain from Fair value adjustment of Investment property	(825)	8	(817)	—	—	—	—	—	—	(825)	8	(817)
Sugar, Ethanol and Energy and Land Transformation segment have not been reconciled due to the lack of differences.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the three-month period ended March 31, 2022 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	39,431	33,669	54,805	442	128,347	77,056	—	—	205,403
Cost of goods sold and services rendered	(33,854)	(29,634)	(48,434)	(252)	(112,174)	(57,297)	—	—	(169,471)
Initial recognition and changes in fair value of biological assets and agricultural produce	29,362	10,303	6,253	514	46,432	37,438	—	—	83,870
Changes in net realizable value of agricultural produce after harvest	(195)	—	—	—	(195)	(699)	—	—	(894)
Margin on manufacturing and agricultural activities before operating expenses	34,744	14,338	12,624	704	62,410	56,498	—	—	118,908
General and administrative expenses	(3,413)	(2,488)	(1,623)	(55)	(7,579)	(4,297)	—	(6,681)	(18,557)
Selling expenses	(6,014)	(5,582)	(6,166)	(23)	(17,785)	(6,284)	—	(89)	(24,158)
Other operating income / (loss), net	(8,637)	(152)	(117)	(2,360)	(11,266)	(3,193)	1,159	201	(13,099)
Profit / (loss) from operations before financing and taxation	16,680	6,116	4,718	(1,734)	25,780	42,724	1,159	(6,569)	63,094

Depreciation of Property, plant and equipment and amortization of Intangible assets	(1,810)	(2,134)	(2,281)	(56)	(6,281)	(14,554)	—	(189)	(21,024)
Net loss from Fair value adjustment of Investment property	—	—	—	(2,353)	(2,353)	—	—	—	(2,353)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	28,335	9,536	(310)	833	38,394	36,288	—	—	74,682
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	1,027	767	6,563	(319)	8,038	1,150	—	—	9,188
Changes in net realizable value of agricultural produce after harvest (unrealized)	(10,654)	—	—	—	(10,654)	—	—	—	(10,654)
Changes in net realizable value of agricultural produce after harvest (realized)	10,459	—	—	—	10,459	(699)	—	—	9,760

Farmlands and farmland improvements, net	448,167	147,492	2,249	56,298	654,206	73,369	—	—	727,575
Machinery, equipment, building and facilities, and other fixed assets, net	49,445	29,685	85,283	1,704	166,117	277,013	—	—	443,130
Bearer plants, net	973	—	—	—	973	308,723	—	—	309,696
Work in progress	4,487	37,056	32,424	1,629	75,596	23,595	—	—	99,191
Right of use asset	11,977	3,430	1,172	—	16,579	371,527	—	—	388,106
Investment property	—	—	—	32,132	32,132	—	—	—	32,132
Goodwill	7,597	1,052	5,005	—	13,654	4,609	—	—	18,263
Biological assets	83,979	8,457	22,356	9,828	124,620	124,655	—	—	249,275
Finished goods	48,517	3,889	10,670	—	63,076	55,614	—	—	118,690
Raw materials, Stocks held by third parties and others	43,059	67,017	9,223	1,072	120,371	43,519	—	—	163,890
Total segment assets	698,201	298,078	168,382	102,663	1,267,324	1,282,624	—	—	2,549,948
Borrowings	43,336	44,386	111,959	—	199,681	587,838	—	143,359	930,878
Lease liabilities	15,326	3,631	801	—	19,758	344,312	—	18	364,088
Total segment liabilities	58,662	48,017	112,760	—	219,439	932,150	—	143,377	1,294,966
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the three-month period ended March 31, 2021 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	31,578	27,422	36,164	401	95,565	79,081	—	—	174,646
Cost of goods sold and services rendered	(24,588)	(22,121)	(30,767)	(261)	(77,737)	(47,406)	—	—	(125,143)
Initial recognition and changes in fair value of biological assets and agricultural produce	17,842	26,649	2,680	43	47,214	27,749	—	—	74,963
Changes in net realizable value of agricultural produce after harvest	(2,481)	—	—	—	(2,481)	(1,179)	—	—	(3,660)
Margin on manufacturing and agricultural activities before operating expenses	22,351	31,950	8,077	183	62,561	58,245	—	—	120,806
General and administrative expenses	(1,892)	(1,969)	(1,287)	(78)	(5,226)	(4,313)	—	(5,169)	(14,708)
Selling expenses	(3,396)	(3,610)	(3,718)	(31)	(10,755)	(8,423)	—	(51)	(19,229)
Other operating income / (loss), net	(595)	162	(88)	(932)	(1,453)	(9,398)	5,126	(63)	(5,788)
Profit / (loss) from operations before financing and taxation	16,468	26,533	2,984	(858)	45,127	36,111	5,126	(5,283)	81,081

Depreciation of Property, plant and equipment and amortization of Intangible assets	(1,445)	(1,804)	(1,745)	(80)	(5,074)	(22,043)	—	(118)	(27,235)
Net gain from Fair value adjustment of Investment property	—	—	—	(825)	(825)	—	—	—	(825)
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	—	—	—	—	—	—	—	—
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	13,448	22,584	(1,715)	85	34,402	10,471	—	—	44,873
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	4,394	4,065	4,395	(42)	12,812	17,278	—	—	30,090
Changes in net realizable value of agricultural produce after harvest (unrealized)	(2,403)	—	—	—	(2,403)	—	—	—	(2,403)
Changes in net realizable value of agricultural produce after harvest (realized)	(78)	—	—	—	(78)	(1,179)	—	—	(1,257)

As of December 31, 2021:
Farmlands and farmland improvements, net	448,608	146,795	2,143	56,315	653,861	73,979	—	—	727,840
Machinery, equipment, building and facilities, and other fixed assets, net	47,122	29,543	81,516	1,641	159,822	158,611	—	—	318,433
Bearer plants, net	892	—	—	—	892	294,090	—	—	294,982
Work in progress	3,444	33,200	27,341	1,496	65,481	15,887	—	—	81,368
Right of use assets	13,005	3,361	930	—	17,296	243,469	—	11	260,776
Investment property	—	—	—	32,132	32,132	—	—	—	32,132
Goodwill	7,074	979	4,660	—	12,713	3,913	—	—	16,626
Biological assets	54,886	42,729	18,979	7,257	123,851	71,327	—	—	195,178
Finished goods	37,225	5,015	15,157	—	57,397	80,857	—	—	138,254
Raw materials, Stocks held by third parties and others	42,253	14,797	10,416	579	68,045	33,225	—	—	101,270
Total segment assets	654,509	276,419	161,142	99,420	1,191,490	975,358	—	11	2,166,859
Borrowings	31,755	34,230	62,061	—	128,046	524,461	—	165,144	817,651
Lease liabilities	14,106	4,157	924	—	19,187	227,585	—	82	246,854
Total segment liabilities	45,861	38,387	62,985	—	147,233	752,046	—	165,226	1,064,505

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Sales

	March 31, 2022	March 31, 2021
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	60,344	47,094
Sugar (*)	7,866	25,335
Energy	2,396	4,596
Peanut	16,014	12,298
Sunflower	2,583	1,367
Rice	31,603	26,115
Fluid milk (UHT)	15,653	9,139
Powder milk	26,038	15,950
Other dairy products	7,559	5,759
Services	1,930	1,223
Rental income	203	149
Others	6,038	1,826
	178,227	150,851
Sales of agricultural produce and biological assets:
Soybean	7,097	6,136
Corn	3,614	4,948
Wheat	8,483	5,822
Sunflower	1,240	1,658
Barley	2,572	826
Milk	2,749	2,949
Cattle	261	262
Cattle for dairy	1,680	796
Others	441	544
	28,137	23,941
Total sales	206,364	174,792

(*) Includes sales tons of sugar produced by third parties for an amount of US$ 3.2 million, respectively.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 101.8 million as of March 31, 2022 (March 31, 2021: US$ 66.2 million) comprised primarily of 14,418 lts of ethanol (US$ 12.53 million), 480,544 mwh of energy (US$ 30.24 million), 245 tons of sugar (US$ 0.1 million), 77,324 tons of soybean (US$ 28.7 million), 120,590 tons of corn (US$ 24.83 million) and 4,002 tons of wheat (US$ 1,07 million) which expire between April 2022 and December 2022.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered
As of March 31, 2022:

	March 31, 2022
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2022 (Note 18)	37,225	5,015	15,157	—	80,857	138,254
Cost of production of manufactured products (Note 6)	14,126	33,972	42,104	—	14,250	104,452
Purchases	1,653	40	—	—	686	2,379
Agricultural produce	35,449	—	2,772	261	10,186	48,668
Transfer to raw material	(9,930)	(4,173)	—	—	—	(14,103)
Direct agricultural selling expenses	2,223	—	—	—	—	2,223
Tax recoveries (i)	—	—	—	—	(2,799)	(2,799)
Changes in net realizable value of agricultural produce after harvest	(126)	—	—	—	(699)	(825)
Finished goods as of March 31, 2022 (Note 18)	(48,517)	(3,889)	(10,670)	—	(55,614)	(118,690)
Exchange differences	2,009	(1,106)	(588)	—	10,430	10,745
Cost of goods sold and services rendered, and direct agricultural selling expenses period	34,112	29,859	48,775	261	57,297	170,304
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

As of March 31, 2021:

	March 31, 2021
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2021	30,267	5,970	6,489	—	34,315	77,041
Cost of production of manufactured products (Note 6)	7,462	27,733	25,699	—	55,698	116,592
Purchases	—	—	—	—	1,010	1,010
Agricultural produce	18,162	—	3,745	262	6,623	28,792
Transfer to raw material	(11,476)	(2,493)	—	—	—	(13,969)
Direct agricultural selling expenses	1,908	—	—	—	—	1,908
Tax recoveries (i)	—	—	—	—	(3,391)	(3,391)
Changes in net realizable value of agricultural produce after harvest	(2,492)	—	—	—	(1,179)	(3,671)
Finished goods as of March 31, 2021	(19,424)	(8,513)	(4,511)	—	(41,448)	(73,896)
Exchange differences	236	(556)	(692)	—	(4,222)	(5,234)
Cost of goods sold and services rendered, and direct agricultural selling expenses period	24,643	22,141	30,730	262	47,406	125,182
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the three-months period ended March 31, 2022:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	335	2,411	2,734	—	857	6,337	8,174	1,864	16,375
Raw materials and consumables	107	823	11,373	—	1,608	13,911	—	—	13,911
Depreciation and amortization	1,056	666	983	—	3,518	6,223	3,823	315	10,361
Depreciation of right-of-use assets	—	26	156	—	1,558	1,740	2,541	10	4,291
Fuel, lubricants and others	40	20	395	—	1,462	1,917	189	54	2,160
Maintenance and repairs	476	416	454	—	666	2,012	592	284	2,888
Freights	31	6,711	626	—	35	7,403	—	8,745	16,148
Export taxes / selling taxes	—	—	—	—	—	—	—	8,517	8,517
Export expenses	—	—	—	—	—	—	—	3,099	3,099
Contractors and services	153	554	184	—	230	1,121	—	—	1,121
Energy transmission	—	—	—	—	—	—	—	159	159
Energy power	330	686	757	—	162	1,935	57	18	2,010
Professional fees	7	15	33	—	43	98	1,746	111	1,955
Other taxes	8	25	24	—	91	148	100	28	276
Contingencies	—	—	—	—	—	—	102	—	102
Lease expense and similar arrangements	33	133	44	—	—	210	566	65	841
Third parties raw materials	223	8,104	15,863	—	—	24,190	—	—	24,190
Tax recoveries	—	—	—	—	—	—	—	—	—
Others	306	1,026	570	—	67	1,969	845	1,117	3,931
Subtotal	3,105	21,616	34,196	—	10,297	69,214	18,735	24,386	112,335
Own agricultural produce consumed	11,021	12,356	7,908	—	3,953	35,238	—	—	35,238
Total	14,126	33,972	42,104	—	14,250	104,452	18,735	24,386	147,573

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for three-month period ended March 31, 2021:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	560	1,631	1,724	—	2,821	6,736	7,200	1,453	15,389
Raw materials and consumables	125	198	3,269	—	1,930	5,522	—	—	5,522
Depreciation and amortization	813	531	739	—	14,210	16,293	3,313	298	19,904
Depreciation of right-of-use assets	—	21	130	—	1,615	1,766	1,026	11	2,803
	—	—	—	—	—		—	—
Fuel, lubricants and others	18	22	143	—	4,492	4,675	136	41	4,852
Maintenance and repairs	194	483	272	—	1,348	2,297	376	177	2,850
Freights	58	2,532	446	—	140	3,176	—	5,893	9,069
Export taxes / selling taxes	—	—	—	—	—	—	—	7,639	7,639
Export expenses	—	—	—	—	—	—	—	1,987	1,987
Contractors and services	197	96	19	—	953	1,265	—	—	1,265
Energy transmission	—	—	—	—	—	—	—	487	487
Feeding expenses	5	—	21	—	—	26	—	—	26
Veterinary expenses	—	—	—	—	—	—	—	—	—
Energy power	148	335	399	—	208	1,090	58	12	1,160
Professional fees	13	12	27	—	88	140	1,657	315	2,112
Other taxes	5	24	17	—	633	679	100	9	788
Contingencies	—	—	—	—	—	—	321	—	321
Lease expense and similar arrangements	17	60	151	—	—	228	122	47	397
Third parties raw materials	44	1,546	10,142	—	182	11,914	—	—	11,914
Tax recoveries	—	—	—	—	(136)	(136)	—	—	(136)
Others	199	1,194	421	—	78	1,892	448	947	3,287
Subtotal	2,396	8,685	17,920	—	28,562	57,563	14,757	19,316	91,636
Own agricultural produce consumed	5,066	19,048	7,779	—	27,136	59,029	—	—	59,029
Total	7,462	27,733	25,699	—	55,698	116,592	14,757	19,316	150,665

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.    Salaries and social security expenses

	March 31, 2022	March 31, 2021
	(unaudited)
Wages and salaries	26,855	23,105
Social security costs	6,979	7,105
Equity-settled share-based compensation	1,614	1,386
	35,448	31,596

8.    Other operating loss, net

	March 31, 2022	March 31, 2021
	(unaudited)
(Loss) from commodity derivative financial instruments	(6,803)	(10,138)
(Loss) / gain from disposal of other property items	(63)	234
Net (loss) from fair value adjustment of Investment property	(2,378)	(817)
Others	(4,132)	4,937
	(13,376)	(5,784)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.    Financial results, net

	March 31, 2022	March 31, 2021
	(unaudited)
Finance income:
- Interest income	523	614
- Foreign exchange gain,net	54,184	—
- Gain from interest rate/foreign exchange rate derivative financial instruments	1,563	377
- Other income	36	71
Finance income	56,306	1,062

Finance costs:
- Interest expense	(12,922)	(13,717)
- Finance cost related to lease liabilities	(6,582)	(3,869)
- Cash flow hedge – transfer from equity	(8,594)	(10,560)
- Foreign exchange losses, net	—	(20,840)
- Taxes	(858)	(921)
- Other expenses	(2,690)	(1,297)
Finance costs	(31,646)	(51,204)
Other financial results - Net gain/(loss) of inflation effects on the monetary items	7,266	(2,945)
Total financial results, net	31,926	(53,087)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	March 31, 2022	March 31, 2021
	(unaudited)
Current income tax	(1,356)	(356)
Deferred income tax	(28,188)	(8,582)
Income tax (expense)	(29,544)	(8,938)

In June, 2021, the Argentine Government introduced new changes in the income tax, establishing increasing rates, which starts in 25% and reach 35% for income tax gains over Pesos 50 million (0.5 million USD). This new scheme is applicable for the year 2021 onwards.

The gross movement on the deferred income tax account is as follows:

	March 31, 2022	March 31, 2021
	(unaudited)
Beginning of period liability	(255,527)	(162,556)
Exchange differences	(21,921)	(7,184)
Effect of fair value valuation for farmlands	21,048	2,804
Tax charge relating to cash flow hedge (i)	(2,446)	684
Others	(464)	(400)
Income tax (expense)	(28,188)	(8,582)
End of period liability	(287,498)	(175,234)

(i)It relates to the amount reclassified of US$8,645 gain and US$740 gain from equity to profit and loss for the three-month period ended March 31, 2022 and 2021, respectively.

Tax Inflation Adjustment in Argentina

Laws 27,430, 27,468 and 27,541 introduced several amendments to the income tax inflation adjustments provided by the Income Tax Law. According to these provisions, and effective as from fiscal years beginning on or after January 1, 2018, the inflation adjustment procedure set out in Title VI of the Income Tax Law shall be applicable in fiscal years in which the variation of IPC price index, accumulated in the 36 months immediately preceding the end of the relevant fiscal year, is higher than 100%. As from its effectiveness, this procedure is applicable because the variation of the IPC reached the prescribed limits.

However, Section 39 of Law No. 24,073 suspended the application of the provisions of Title VI of the Income Tax Law relating to the income tax inflation adjustment since April 1, 1992 to certain items, such as, fixed assets, inventory, and tax loss carryforwards, among others.

After the economic crisis of 2002, many taxpayers began to question the legality of the provisions suspending the income tax inflation adjustment. Also, the Argentine Supreme Court of Justice issued its verdict in the "Candy" case July 3, 2009 in which it stated that particularly for fiscal year 2002 and considering the serious state of disturbance of that year, the taxpayer could demonstrate that not applying the income tax inflation adjustment resulted in confiscatory income tax rates.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)
More recently, the Argentine Supreme Court of Justice applied a similar criterion to the 2010, 2011, 2012 and 2014 fiscal years in the cases brought by “Distribuidora Gas del Centro” (10/14/14, 06/02/15, 10/04/16 and 06/25/19), among others, enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis such as 2002.

The Company believes that the lack of application of the income tax inflation adjustment is confiscatory. Accordingly, based on the precedents and the opinion of external and internal tax advisors, the Company has adjusted all items for inflation including those suspended by Section 39 of Law 24, 073 as described above. The net effect of the inflation adjustment resulted in a deferred tax asset of US$ 39.2 million.

The application of local tax laws require interpretation, and accordingly involves the application of judgement and is open to challenge by the relevant tax authorities. This gives rise to a level of uncertainty. Provisions for uncertain tax positions are established in accordance with IFRIC 23 based on an assessment of the range of likely tax outcomes in open years and reflecting the strength of technical arguments. Amounts are provided for individual tax uncertainties based on management’s assessment of whether the most likely amount or an expected amount based on a probability weighted methodology is the more appropriate predicter of amounts that the Company is ultimately expected to settle. When making this assessment, the Company utilizes specialist in-house tax knowledge and experience and takes into consideration specialist tax advice from third party advisers on specific items. The Company has not provided any amount in this case based on its belief that it has solid arguments to support its position.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	March 31, 2022	March 31, 2021
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(31,948)	(7,016)
Non-deductible items	(446)	(210)
Effect of the changes in the statutory income tax rate in Argentina	—	(158)
Non-taxable income	2,562	2,990
Tax losses where no deferred tax asset was recognized	(24)	(260)
Effect of IAS 29 on Argentina´s Shareholder´s equity and deferred income tax.	(5,535)	(3,318)
Utilization of previously unrecognized tax	5,123	—
Others	724	(966)
Income tax (expense)	(29,544)	(8,938)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment
Changes in the Group’s property, plant and equipment for the three-month periods ended March 31, 2022 and 2021 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Three-month period ended March 31, 2021
Opening net book amount.	694,166	21,585	177,604	95,905	304,829	6,463	57,740	1,358,292
Exchange differences	13,204	386	(13,791)	(32,715)	574	2,429	8,657	(21,256)
Additions	—	—	4,785	22,078	14,307	159	11,046	52,375
Revaluation surplus	(13,774)	—	—	—	—	—	—	(13,774)
Transfers	—	149	87	865	—	—	(1,101)	—
Disposals	—	—	—	(525)	—	(25)	(5)	(555)
Reclassification to non-income tax credits (*)	—	—	—	(91)	—	—	—	(91)
Depreciation	—	(809)	(4,196)	(10,473)	(11,041)	(387)	—	(26,906)
Closing net book amount	693,596	21,311	164,489	75,044	308,669	8,639	76,337	1,348,085
At March 31, 2021 (unaudited)
Cost	693,596	44,813	370,747	733,056	691,397	27,752	76,337	2,637,698
Accumulated depreciation	—	(23,502)	(206,258)	(658,012)	(382,728)	(19,113)	—	(1,289,613)
Net book amount	693,596	21,311	164,489	75,044	308,669	8,639	76,337	1,348,085
Three-month period ended March 31, 2022
Opening net book amount	711,261	16,579	207,679	83,183	294,982	27,571	81,368	1,422,623
Exchange differences	60,219	869	52,616	44,451	(2,284)	3,631	7,014	166,516
Additions	—	—	7,174	32,478	19,806	270	12,685	72,413
Revaluation surplus	(60,771)	—	—	—	—	—	—	(60,771)
Transfers	—	—	1,285	769	—	(178)	(1,876)	—
Disposals	—	—	(1)	(469)	—	(27)	—	(497)
Reclassification to non-income tax credits (*)	—	—	—	(9)	—	—	—	(9)
Depreciation	—	(582)	(5,182)	(11,571)	(2,808)	(540)	—	(20,683)
Closing net book amount	710,709	16,866	263,571	148,832	309,696	30,727	99,191	1,579,592
At March 31, 2022 (unaudited)
Cost	710,709	43,307	496,267	880,413	748,284	52,108	99,191	3,030,279
Accumulated depreciation	—	(26,441)	(232,696)	(731,581)	(438,588)	(21,381)	—	(1,450,687)
Net book amount	710,709	16,866	263,571	148,832	309,696	30,727	99,191	1,579,592
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of March 31, 2022, ICMS tax credits were reclassified to trade and other receivables.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment (continued)

For all Farmlands with a total valuation of US$ 710 million as of March 31, 2022, the valuation was determined using sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended March 31, 2022 would have reduced the value of the Farmlands on US$ 71 million, which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the three-month periods ended March 31, 2022 and 2021.

As of March 31, 2022, borrowing costs of US$ 746 (March 31, 2021: US$ 397) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 121,405 as of March 31, 2022 (March 31, 2021: U$S 118,591)

12.    Right of use assets

Changes in the Group’s right of use assets for the three-month periods ended March 31, 2022 and 2021 were as follows:

	Agricultural partnership (*)	Others	Total
	(unaudited)
Three-months period ended March 31, 2021
Opening net book amount	192,271	17,423	209,694
Exchange differences	(18,586)	(2,030)	(20,616)
Additions and Re-measurement	36,218	2,015	38,233
Depreciation	(8,652)	(1,912)	(10,564)
Closing net book amount	201,251	15,496	216,747

Three-months period ended March 31, 2022
Opening net book amount	235,970	24,806	260,776
Exchange differences	44,797	4,238	49,035
Additions and Re-measurement	83,570	1,808	85,378
Depreciation	(4,995)	(2,088)	(7,083)
Closing net book amount	359,342	28,764	388,106

(*) Agricultural partnership has an average of 6 years duration.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Investment property

Changes in the Group’s investment property for the three-month periods ended March 31, 2022 and 2021 were as follows:

	March 31, 2022	March 31, 2021
	(unaudited)
Beginning of the period	32,132	31,179
(Loss) from fair value adjustment (Note 8)	(2,378)	(817)
Exchange differences	2,378	1,033
End of the period	32,132	31,395
Cost	32,132	31,395
Net book amount	32,132	31,395

For all Investment properties with a total valuation of US$ 32.1 million as of March 31, 2022, the valuation was determined using Sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the fair value is recognized in the Statement of income under the line item "Other operating income, net". There were no changes of the valuation techniques during March 31, 2022 and 2020. The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended March 31, 2022 would have reduced the value of the Investment properties on US$ 3.2 million, which would impact the line item "Net loss from fair value adjustment ".

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Intangible assets

Changes in the Group’s intangible assets in the three-month periods ended March 31, 2022 and 2021 were as follows:

	Goodwill	Software	Trademarks	Others	Total
Three-month period ended March 31, 2021
Opening net book amount	14,482	5,264	7,150	34	26,930
Exchange differences	(28)	(254)	198	(3)	(87)
Additions	—	685	—	18	703
Amortization charge (i)	—	(265)	(76)	(14)	(355)
Closing net book amount	14,454	5,430	7,272	35	27,191
At March 31, 2021 (unaudited)
Cost	14,454	12,230	9,316	456	36,456
Accumulated amortization	—	(6,800)	(2,044)	(421)	(9,265)
Net book amount	14,454	5,430	7,272	35	27,191

Three-month period ended March 31, 2022
Opening net book amount	16,626	6,485	8,191	35	31,337
Exchange differences	1,637	440	520	357	2,954
Additions	—	308	—	241	549
Amortization charge (i)	—	(164)	(103)	(194)	(461)
Closing net book amount	18,263	7,069	8,608	439	34,379
At March 31, 2022 (unaudited)
Cost	18,263	14,965	11,045	1,097	45,370
Accumulated amortization	—	(7,896)	(2,437)	(658)	(10,991)
Net book amount	18,263	7,069	8,608	439	34,379

(i) Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended March 31, 2022 and 2021, respectively.

The Group conducts an impairment test annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The last impairment test of goodwill was performed as of September 30, 2021.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets

Changes in the Group’s biological assets in the three-month periods ended March 31, 2022 and 2021 were as follows:

	March 31, 2022
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	54,886	42,729	18,979	7,257	71,327	195,178
Increase due to purchases	—	—	—	1,528	—	1,528
Initial recognition and changes in fair value of biological assets	29,516	10,358	6,235	506	37,438	84,053
Decrease due to harvest / disposals	(35,449)	(62,560)	(18,296)	(606)	(15,895)	(132,806)
Costs incurred during the period	30,887	14,768	14,035	607	16,922	77,219
Exchange differences	4,139	3,162	1,403	536	14,863	24,103
End of the period (unaudited)	83,979	8,457	22,356	9,828	124,655	249,275

	March 31, 2021
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	43,787	29,062	12,933	4,703	75,208	165,693
Increase due to purchases	—	—	—	196	—	196
Initial recognition and changes in fair value of biological assets	18,080	26,724	2,682	43	27,749	75,278
Decrease due to harvest / disposals	(18,162)	(68,018)	(12,034)	(265)	(34,591)	(133,070)
Costs incurred during the period	16,657	18,657	9,632	320	21,464	66,730
Exchange differences	1,336	963	429	155	(7,119)	(4,236)
End of the period (unaudited)	61,698	7,388	13,642	5,152	82,711	170,591

(i)Biological assets that are measured at fair value within level 3 of the hierarchy.

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those of the audited annual financial statements for the year ended December 31, 2021 described in Note 16. Please see Level 3 definition in Note 16 of these condensed consolidated interim financial statements.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production as of March 31, 2022:

	March 31, 2022
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	872	2,262	1,627	201	1,919	6,881
Depreciation and amortization	—	—	—	—	356	356
Depreciation of right-of-use assets	—	—	—	—	1,798	1,798
Fertilizers, agrochemicals and seeds	14,285	740	—	—	8,330	23,355
Fuel, lubricants and others	141	333	296	10	846	1,626
Maintenance and repairs	473	985	815	72	295	2,640
Freights	581	97	33	39	—	750
Contractors and services	7,462	8,582	—	—	3,066	19,110
Feeding expenses	—	—	5,824	63	—	5,887
Veterinary expenses	—	—	830	61	—	891
Energy power	7	1,471	378	2	—	1,858
Professional fees	48	12	24	1	95	180
Other taxes	321	34	4	25	79	463
Lease expense and similar arrangements	6,252	—	—	1	—	6,253
Others	445	252	289	31	138	1,155
Subtotal	30,887	14,768	10,120	506	16,922	73,203
Own agricultural produce consumed	—	—	3,915	101	—	4,016
Total	30,887	14,768	14,035	607	16,922	77,219

Cost of production as of March 31, 2021:

	March 31, 2021
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	743	2,177	1,138	159	1,695	5,912
Depreciation and amortization	—	—	—	—	386	386
Depreciation of right-of-use assets	—	—	—	—	7,073	7,073
Fertilizers, agrochemicals and seeds	8,522	1,001	—	—	9,067	18,590
Fuel, lubricants and others	143	411	192	9	594	1,349
Maintenance and repairs	230	1,084	566	63	205	2,148
Freights	350	138	26	10	—	524
Contractors and services	3,863	12,186	—	—	2,163	18,212
Feeding expenses	—	—	3,860	15	—	3,875
Veterinary expenses	—	—	806	30	—	836
Energy power	8	755	379	1	—	1,143
Professional fees	28	38	6	1	77	150
Other taxes	287	24	2	22	17	352
Lease expense and similar arrangements	2,427	292	—	—	—	2,719
Others	56	551	84	10	187	888
Subtotal	16,657	18,657	7,059	320	21,464	64,157
Own agricultural produce consumed	—	—	2,573	—	—	2,573
Total	16,657	18,657	9,632	320	21,464	66,730
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Biological assets as of March 31, 2022 and December 31, 2021 were as follows:

	March 31, 2022	December 31, 2021
	(unaudited)
Non-current
Cattle for dairy production	21,632	18,428
Breeding cattle	504	707
Other cattle	203	220
	22,339	19,355
Current
Breeding cattle	9,121	6,330
Other cattle	724	551
Sown land – crops	83,979	54,886
Sown land – rice	8,457	42,729
Sown land – sugarcane	124,655	71,327
	226,936	175,823
Total biological assets	249,275	195,178

16.    Financial instruments

As of March 31, 2022, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

There were no transfer between any levels during the period.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments (continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of March 31, 2022 and their allocation to the fair value hierarchy:

	2022
	Level 1	Level 2	Total

Assets
Derivative financial instruments	221	2,499	2,720
Total assets	221	2,499	2,720
Liabilities
Derivative financial instruments	(4,060)	—	(4,060)
Total liabilities	(4,060)	—	(4,060)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	(3,525)

Options	Quoted price	-	-	1	(314)

NDF	Quoted price	Swap curve	Present value method	2	28
Interest-rate swaps	Theoretical price	Money market interest-rate curve.	Present value method	2	2,471
					(1,340)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net

	March 31, 2022	December 31, 2021
	(unaudited)
Non current
Advances to suppliers	3,694	952
Income tax credits	6,929	6,862
Non-income tax credits (i)	22,536	19,156
Judicial deposits	1,938	1,674
Receivable from disposal of subsidiary	12,195	9,830
Other receivables	3,794	3,757
Non current portion	51,086	42,231
Current
Trade receivables	97,266	63,726
Less: Allowance for trade receivables	(3,246)	(3,023)
Trade receivables – net	94,020	60,703
Prepaid expenses	10,326	9,405
Advance to suppliers	33,265	19,074
Income tax credits	2,036	1,846
Non-income tax credits (i)	37,545	29,414
Receivable from disposal of subsidiary	19,446	17,259
Cash collateral	36	21
Other receivables	11,987	8,127
Subtotal	114,641	85,146
Current portion	208,661	145,849
Total trade and other receivables, net	259,747	188,080

(i) Includes US$ 9 for the three-month period ended March 31, 2022 reclassified from property, plant and equipment (for the year ended December 31, 2021: US$ 303).
The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	March 31, 2022	December 31, 2021
	(unaudited)
Currency
US Dollar	84,903	62,604
Argentine Peso	66,763	55,260
Uruguayan Peso	617	460
Brazilian Reais	107,464	69,756
	259,747	188,080

As of March 31, 2022 trade receivables of US$ 11,686 (December 31, 2021: US$ 11.224) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 173 and US$ 717 are over 6 months in March 31, 2022 and December 31, 2021, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

18.    Inventories

	March 31, 2022	December 31, 2021
	(unaudited)
Raw materials	163,890	101,270
Finished goods (Note 5) (i)	118,690	138,254
	282,580	239,524

(i) Finished goods of Crops reportable segment are valued at fair value.

19.    Cash and cash equivalents

	March 31, 2022	December 31, 2021
	(unaudited)
Cash at bank and on hand	77,287	152,721
Short-term bank deposits	65,633	47,045
	142,920	199,766

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Acquisition

On May 3, 2022, the Group, through certain subsidiaries, acquired the rice production operations in Uruguay and Argentina from Viterra Limited, a third-party company.

The terms and conditions of the contract contemplate the payment, subject to adjustments, of an amount of approximately $17 million in three annual installments and the assumption of the existing financial debt for an amount of approximately $18 million. At the date of the closing of the transaction a total payment of $1.5 million was made to the seller as payment the first installment and $8 million of the financing debt was cancelled. The assets acquired include, mainly, the stocks of rice and rough rice existing to date, and also four rice processing and storage plants in Uruguay and a rice processing plant and storage plant in Argentina.

21.    Shareholder´s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2021	122,382	1,086,388
Purchase of own shares	—	(7,685)
At March 31, 2021	122,382	1,078,703

At January 1, 2022	122,382	1,034,633
Employee share options exercised (Note 22)	—	394
Restricted share vested	—	69
Purchase of own shares	—	(8,554)
At March 31, 2022	122,382	1,026,542
Decision of the Extraordinary General Shareholders’ meeting

On April 20, 2022 the extraordinary general meeting of the shareholders of the Company resolved to reduce the issued share capital of the Company by an amount of $16,500,000 by the cancellation of 11,000,000 shares with a nominal value of $1.50 each held in treasury by the Company so that, as from April 20, 2022, our issued share capital amounts to $167,072,722.50, represented by 111,381,815 shares in issue (of which 52,254 are treasury shares) with a nominal value of $1.50 each.

Share Repurchase Program

On September 12, 2013, the Board of Directors of the Company authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has been renewed by the Board of Directors after each 12-month period. On August 10, 2021, the Board of Directors approved the renewal of the Program and extension of the term for an additional twelve-month period ending on September 23, 2022.

Repurchases of shares under the program may be made from time to time (i) in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations; and (ii) through privately negotiated transactions. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Shareholder´s contribution (continued)

As of March 31, 2022, the Company repurchased an aggregate of 18,755,805 shares under the program, of which 6,192,498 have been utilized to cover the exercise and granted of the Company’s employee stock option plan and restricted stock plan. During the three-month periods ended March 31, 2022 and 2021 the Company repurchased shares for an amount of 1,389,725 and 1,193,751 respectively. The outstanding treasury shares as of March 31, 2022 totaled 12,637,178.

Annual Dividend Proposal

On March 11, 2022 the Company’s Board of Directors proposed, for the approval of the Annual General Shareholders' meeting to be held on April 20, 2022, the payment of an annual dividend of $35 million to be paid to outstanding shares in two installments in May and November. This proposal was approved by the Shareholders’ meeting These Consolidated Financial Statements do not reflect this dividend payable.

22.    Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” (“Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.

(a)Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of March 31, 2022, 47,549 options (March 31, 2021: nil) were exercised, and nil options (March 31, 2021: nil) were forfeited, and nil options were expired (March 31, 2021: nil).

(b)Restricted Share and Restricted Stock Unit Plan

As of March 31, 2022, the Group recognized compensation expense US$ 1.6 million related to the restricted shares granted under the Restricted Share Plan (March 31, 2021: US$ 1.4 million). For the three-month period ended March 31, 2022, 1,600 Restricted Shares were granted (March 31, 2021: nil), 12,606 were vested (March 31, 2021: nil), and 11,559 Restricted shares were forfeited (March 31, 2021: nil).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Trade and other payables

	March 31, 2022	December 31, 2021
	(unaudited)
Non-current
Other payables	354	284
	354	284
Current
Trade payables	155,479	151,979
Advances from customers	8,201	8,705
Taxes payable	9,163	6,866
Other payables	628	1,196
	173,471	168,746
Total trade and other payables	173,825	169,030

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings

	March 31, 2022	December 31, 2021
	(unaudited)
Non-current
Senior Notes (*)	497,567	497,455
Bank borrowings (*)	261,904	208,032
	759,471	705,487
Current
Senior Notes (*)	750	8,250
Bank overdrafts	40,668	11,768
Bank borrowings (*)	129,989	92,146
	171,407	112,164
Total borrowings	930,878	817,651

(*) As of March 31, 2022, the Group was in compliance with the related covenants under the respective loan agreements.

As of March 31, 2022, total bank borrowings include collateralized liabilities of US$ 69,407 (December 31, 2021: US$ 70,221). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 496.5 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

Loan with International Finance Corporation (IFC)

In June 2020, our Argentine subsidiaries, Adeco Agropecuaria , Pilaga and L3N S.A. entered into a US$100 million loan agreement with International Finance Corporation (IFC), member of the World Bank Group. The loan's tenor is eight years, including a two-year grace period, with a rate of LIBOR + 4%. In October 2020, US$ 22 million has been received.

The loan contains customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings (continued)

The maturity of the Group's borrowings and the Group's exposure to fixed and variable interest rates is as follows:

	March 31, 2022	December 31, 2021
	(unaudited)
Fixed rate:
Less than 1 year	156,380	104,349
Between 1 and 2 years	34,660	12,503
Between 2 and 3 years	12,500	12,500
Between 3 and 4 years	—	—
Between 4 and 5 years	—	—
More than 5 years	497,567	497,455
	701,107	626,807
Variable rate:
Less than 1 year	15,027	7,815
Between 1 and 2 years	3,863	5,075
Between 2 and 3 years	36,117	31,754
Between 3 and 4 years	34,743	29,255
Between 4 and 5 years	85,311	71,045
More than 5 years	54,710	45,900
	229,771	190,844
	930,878	817,651

The breakdown of the Group´s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the senior notes equals US$ 502 million, 100.41% of the nominal amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.    Lease liabilities

	March 31, 2022	December 31, 2021
	(unaudited)
Lease liabilities
Non-current	306,335	201,718
Current	57,753	45,136
	364,088	246,854

The maturity of the Group's lease liabilities is as follows:

	March 31, 2022	December 31, 2021
	(unaudited)
Less than 1 year	57,753	45,136
Between 1 and 2 years	59,366	44,847
Between 2 and 3 years	57,240	38,745
Between 3 and 4 years	45,833	30,085
Between 4 and 5 years	36,814	24,072
More than 5 years	107,082	63,969
	364,088	246,854

26.    Payroll and social security liabilities

	March 31, 2022	December 31, 2021
	(unaudited)
Non-current
Social security payable	1,361	1,243
	1,361	1,243
Current
Salaries payable	5,888	2,617
Social security payable	4,074	3,499
Provision for vacations	8,738	8,136
Provision for bonuses	6,105	10,799
	24,805	25,051
Total payroll and social security liabilities	26,166	26,294

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2021.

28.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Loss included in the statement of income		Balance payable
			March 31, 2022	March 31, 2021	March 31, 2022	December 31, 2021

			(unaudited)	(unaudited)	(unaudited)
Directors and senior management	Employment	Compensation selected employees	(2,704)	(2,180)	(17,137)	(16,198)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of March 31, 2022 and for the three-months ended March 31, 2022 and 2021 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of March 31, 2022, results of operations and cash flows for the three-month periods ended March 31, 2022 and 2021. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and they should be read in conjunction with the annual financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRSs.

Certain new accounting standards and interpretations are mandatory since January 1, 2022. These standards did not have any material impact on the Company's consolidated financial statements.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2021.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and sales are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a "non-stop" or "continuous" harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

30.    Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2021 described in Note 32.

31.    Information related to COVID-19 pandemic

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in China and started spreading to the rest of the world in early 2020. The COVID-19 virus has impacted economic activity worldwide and has posed the risk that Adecoagro or its employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns mandated by governmental authorities or otherwise adopted by companies as a preventive measure.

Both in Argentine and Brazil, governments adopted social distancing measures, and shutdowns, that affected economic activities. In our case, activities pursued by our Argentine subsidiaries, related to agricultural production, distribution and
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.    Information related to COVID-19 pandemic (continued)
commercialization, were exempted from the Mandatory Isolation Regime for being considered “essential” activities. Also our activities in Brazil have no restrictions. Thus, the activity of the Company has not suffered any severe effect.

As of the date of this report, impulsed by the vaccination path, almost all restrictions were lifted.

The Company is closely monitoring the situation and taking all necessary measures at its disposal to preserve human life and its operation.

The Company has enacted prevention and action protocols tailored for each facility and activity, in addition to constituting crises committees to monitor the Company’s response to the pandemic.

Measures taken include but are not limited to: (i) body temperature controls at entrances of each facility and other critical check points, (ii) mandatory distancing in the workplace, (iii) maximum limit of people in the conferences rooms, lunch room and vehicles (iv) sanitary barriers, (v) special protective attire and masks, (vi) mandatory quarantines for those who have been in contact with travelers or with symptomatic persons, (vii) training programs and information about how to prevent the risks of transmission of COVID-19, (viii) hired an infectious disease specialist to further assess on site. Additionally, remote work has been guaranteed for the duration of the pandemic for employees based in central offices, and a rotation scheme has been implemented for administrative employees based in the farms or industrial facilities.

The accompanying notes are an integral part of these condensed consolidated interim financial statements